UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 29, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer


























TELE NORTE LESTE PARTICIPACOES S.A.

CALL FOR A SPECIAL SHAREHOLDERS MEETING


The Board of Directors of TELE NORTE LESTE PARTICIPACOES S.A. calls the Shareholders to meet at the Special Shareholders' Meeting to be held on May 13, 2004, at 11:00 am, at Rua Humberto de Campos 425, 8th floor, Leblon, in the City of Rio de Janeiro, RJ, to vote on the following matters:

SPECIAL SHAREHOLDERS MEETING AGENDA

1. Cancellation of Shares: Cancellation of 2,312,168,000 Common Shares issued by the Company, which correspond to part of the amount of Common Shares held in treasury (4,156,100,000 Common Shares), and of 4,624,336,826 Preferred Shares, which correspond to the total amount of Preferred Shares issued by the Company and currently held in treasury, without reducing the corporate capital of the Company.
2. Reverse Stock Split: Reverse Stock Split of all the shares representing the Company's corporate capital (after the cancellation of shares held in treasury mentioned in item 1 above), in the proportion of 1,000 Shares to 1 share of same class.
3. Granting of Powers to Executive Officers: Granting of powers to the Company's Executive Officers in order to implement all the necessary actions for the effectiveness of the transactions mentioned above.
4. Amendment to the By-laws: Amendments to Articles 5 and 6 of the Company's by-laws as a result of the cancellation of shares and the reverse stock split.
 The purposes are to conform the number of Common and Preferred Shares in which the corporate capital is divided in, and well as to adjust the number of shares the Company is authorized to issue for purposes of increasing the corporate capital by decision of the Board of Directors (authorized capital). Amendments to Articles 13, 25, 27, 29 (paragraphs 1 and 2) and 30 of the Company's by-laws to create positions of President and General Superintendent Officer of the
 Company, in replacement of the current position of Superintendent Officer, and to regulate the reasons for temporary absence and impediment of Officers.

GENERAL INSTRUCTIONS:
1. The Special Shareholders' Meeting shall be installed with the presence of shareholders representing at least two third of the voting capital of the Company, as determined by Article 135 of Brazilian Law No. 6404 of 12/15/1976;
2. Documents related to the voting matters listed above will be available for shareholder's analysis at the Company's headquarters.
3. The shareholder that will be represented by an attorney-in-fact shall present, by May 11, 2004, to the Legal Department of the Company, at Rua Humberto de Campos 425, 6th floor, Leblon, in the City of Rio de Janeiro, RJ, from 8:00am to 12:00pm or from 2:00pm to 6:00pm, the respective Power-of-Attorney with special representation powers, as well as, in case such shareholder is an entity, a copy of corporate documents and/or documents that indicates the representation of such shareholder.
4. Shareholder participating in Depositary Receipts at Stock Exchanges that desire to participate in this Meeting shall present receipts issued on or after
 May 10, 2004, including the respective share participation provided by the custodian agent.

Rio de Janeiro, April 26, 2004
Otavio Marques de Azevedo
President of the Board of Directors

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